Exhibit 12

SILGAN HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

The following table sets forth Silgan Holdings Inc.’s computation of its ratio of earnings to fixed charges for the periods presented:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
	(Dollars in thousands)

Earnings before fixed charges:

Income before income taxes	$78,016	$55,087	$117,720	$99,258

Interest and other debt expense	16,446	11,971	30,385	24,506

Interest portion of rental expense	214	83	370	167

Earnings before fixed charges	$94,676	$67,141	$148,475	$123,931

Fixed charges:

Interest and other debt expense	$16,446	$11,971	$30,385	$24,506

Interest portion of rental expense	214	83	370	167

Capitalized interest	173	74	360	195

Total fixed charges	$16,833	$12,128	$31,115	$24,868

Ratio of earnings to fixed charges	5.62	5.54	4.77	4.98